SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K
(Mark One)

         ( X )    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                                       OR

         (    )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to ____

Commission File Number 1-5392

         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       AMERICAN STORES RETIREMENT ESTATES

         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                             AMERICAN STORES COMPANY
                                 299 South Main
                            Salt Lake City, UT 84111

         The following financial statements of American Stores Retirement Estates are submitted herewith:


                                      INDEX



Report of Independent Auditors                                               F-3

Statements of Net Assets Available for Benefits -
         December 31, 1998 and 1997                                          F-4

Statements of Changes in Net Assets Available for Benefits -
         Years ended December 31, 1998 and 1997                              F-5

Notes to Financial Statements                                        F-6 to F-15

         The written consent of independent auditors required to be filed as an exhibit to this report is included on page F-16.



                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the American Stores Benefit Plans Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                              AMERICAN STORES COMPANY



June 25, 1999                                  By /s/  Paul Rowan
                                               Paul Rowan
                                               Senior Vice President

                         Report of Independent Auditors

The Benefit Plans Committee
American Stores Retirement Estates

We have audited the accompanying statements of net assets available for benefits of American Stores Retirement Estates as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the 1998 financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1998, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                               /s/ ERNST & YOUNG LLP
Salt Lake City, Utah
June 23, 1999

                       American Stores Retirement Estates

                 Statements of Net Assets Available for Benefits


                                                                    December 31,
                                                               1998              1997
                                                         ---------------- ------------------
                                                                  (In Thousands)

      ASSETS
      Value of investments in the Master Trust:
          American Stores Company Common Stock Fund         $  765,230       $  382,495
          Fixed Income Fund                                    320,457          295,262
          Regular Fund                                       2,286,487        2,427,841
          Short Maturity Fund                                  149,524          137,373
          All Equity Fund                                      216,970          257,609
          Loans to participants                                135,450          128,601
                                                         ---------------- ------------------
                                                             3,874,118        3,629,181

      Value of investments in Mutual Funds                     767,887          385,271
                                                         ---------------- ------------------
      Total value of investments                             4,642,005        4,014,452

      Receivable from American Stores Company                   88,000           86,000
      Interest and dividends receivable                          1,843            1,716
                                                         ---------------- ------------------


      Net assets available for benefits                     $4,731,848       $4,102,168
                                                         ================ ==================




    See notes to financial statements.

                       American Stores Retirement Estates

           Statements of Changes in Net Assets Available for Benefits



                                                               Year ended December 31,
                                                               1998                1997
                                                        ------------------- --------------------
                                                                    (In Thousands)
Additions:
   Contributions:
     Participants                                             $   91,459          $   90,354
     American Stores Company                                      88,000              86,000
     Forfeitures                                                   3,791               1,252
                                                        ------------------- --------------------
                                                                 183,250             177,606
   Income from investments in Master Trust:
     American Stores Company
       Common Stock Fund                                         315,118               6,729
     Fixed Income Fund                                            24,625              22,747
     Regular Fund                                                267,059             337,501
     Short Maturity Fund                                           8,370               8,639
     All Equity Fund                                              24,919              38,071
                                                        ------------------- --------------------
                                                                 640,091             413,687

   Income from investments in Mutual Funds:                      113,056              37,652
   Transfers to other plans                                           (7)             (1,420)
   Exchanges from other funds                                  3,557,001           3,118,408
                                                        ------------------- --------------------
                                                               3,670,050           3,154,640
Deductions:
   Withdrawals                                                   301,183             231,526
   Administrative fees                                             5,527               4,250
   Exchanges to other funds                                    3,557,001           3,118,408
                                                        ------------------- --------------------
                                                               3,863,711           3,354,184
                                                        ------------------- --------------------
Net additions                                                    629,680             391,749

Net assets available for benefits at beginning of year         4,102,168           3,710,419
                                                        ------------------- --------------------

Net assets available for benefits at end of year              $4,731,848          $4,102,168
                                                        =================== ====================



See notes to financial statements.

                       American Stores Retirement Estates

                          Notes to Financial Statements

                                December 31, 1998

NOTE A - Summary of Significant Accounting Policies

Investments in Master Trust: Investments in the Master Trust Fund are stated at fair value. The majority of investment values are ascertained from national security exchanges. American Stores Company Common Stock, which is traded on national securities exchanges, and other equity securities are valued within the Master Trust Fund at the last reported sales price on the last business day of the Plan year. All government and corporate debentures are valued at the last reported sales price on the last business day of the Plan year on a national security exchange plus any accrued interest within the Master Trust Fund. If there are no such sales or listings on a national security exchange, alternative sources are used. Loans to participants are stated at their outstanding balances, which approximates fair value.

Investments in Mutual Funds: Investments in Mutual Funds represent the fair value of the accumulated assets of 158 mutual fund options. The values of the Mutual Funds are ascertained from independently published sources. The investment amounts of each individual mutual fund are less than 5% of net assets available for benefits and have been aggregated in the financial statements. The income from investments in Mutual Funds is also aggregated and is not indicative of the results of any individual fund.

Exchanges: Exchanges between investment fund options by participants are recorded based upon the specific proceeds and cost of the investment at the date of withdrawal or exchange.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                       American Stores Retirement Estates

                    Notes to Financial Statements (continued)

NOTE B - Description of Plan

American Stores Retirement Estates (the Plan) was authorized by the Board of Directors of American Stores Company and was effective January 1, 1985 for the benefit of certain employees of American Stores Company and its subsidiaries (the Company). The Plan is a defined contribution profit sharing plan maintained primarily for the purpose of providing retirement income for participants and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 1995, employees become eligible to participate in the Plan upon completion of one year of service. Employees represented by labor organizations are not eligible to participate in the Plan unless the Company and the labor organization specifically agree to participation.

Plan participants may make personal deposits to the Plan on either or both a tax deferred and an after-tax basis. Company contributions to the Plan are set each year at the discretion of the Company's Board of Directors for the prior Plan year and are irrevocable. The Company contributions and forfeitures are first used to restore the previously forfeited accounts of rehired participants pursuant to Plan provisions. The remainder of such contributions and forfeitures are then allocated to Plan participants, as described below: one quarter is allocated among participants who made personal deposits to the Plan, pro rata, based upon the amounts of their deposits of up to 6% of compensation. Three quarters are allocated among participants as follows: (i) each participant who has received compensation in excess of the Social Security wage base for the year is allocated an amount equal to such excess times the maximum amount allowable under Code Section 401(1); and (ii) any amount remaining is allocated among all participants in proportion to the total compensation of each for the year. Allocations to collective bargaining unit employees are offset by obligations of the Company to contribute to a collective bargaining unit plan. A participant's compensation in excess of $160,000 (adjusted periodically) is excluded in determining the amount of Company contribution and forfeitures allocated to the participant.

Company contributions made on behalf of participants that are not based upon deposits made by such participants vest on a graduated schedule. For all participants who perform at least one hour of service in any year beginning on or after January 1, 1989, the schedule commences with 30% at three years of service and increases annually to full vesting at seven years of service (the 7-Year Vesting Schedule). Personal deposits of participants and Company contribution allocations based upon personal deposits of participants fully vest immediately.

                       American Stores Retirement Estates

NOTE B - Description of Plan (continued)

The Plan presently maintains five custom investment fund options within the Master Trust in which participants may invest. The custom investment fund options are as follows: (i) Company Stock Fund - consisting solely of American Stores Company Common Stock. This fund provides a high degree of risk because of the volatility generally associated with a single stock investment; (ii) Fixed Income Fund - provides a low to moderate level of risk because of the diversity of interest bearing government and corporate securities in the fund. This fund contains both domestic and global investments; (iii) Regular Fund - provides moderate risk because of the balance between stocks and fixed income investments. The fund is diversified across industry sectors and types of equity and fixed income securities and contains both domestic and global investments;
(iv) Short Maturity Fund - provides a very low level of risk because of the high-quality, short-maturity fixed income investments included in the fund; (v) All Equity Fund provides a moderate to high level of risk. The All Equity fund is diversified across industry sectors and contains both domestic and global equity investments. On October 1, 1996, the plan began offering a broad range of Mutual Funds. The Mutual Funds are managed by a variety of fund managers. The investment objectives are stated by each fund and vary from fund to fund. The investment objectives of each fund have been communicated to each plan participant. As of December 31, 1998, the plan offered 158 Mutual Fund options from 21 investment companies, all of which had activity during the year.

Participants may apportion their deposits between more than one investment fund option and can change their current deposit investment mix as often as desired. Existing participant account balances can be exchanged between investment fund options once per day, except for the American Stores Common Stock Fund. For the American Stores Common Stock Fund, participants may make investment fund exchanges once a day, as long as those exchanges are in the same direction, i.e., into or out of the fund. However, exchanges in the opposite direction cannot be made until 30 days from the last exchange.

Each participant's share of the Company contribution and forfeitures is automatically invested according to their current deposit investment mix. Participants not making personal deposits may specify an investment option for the Company contribution. If a specification is not made, the Company contribution will be invested in the Short Maturity Fund.

Usual and customary investment manager fees, trustee fees, and all outside administrative costs are paid by the Plan.

                       American Stores Retirement Estates

NOTE B - Description of Plan (concluded)

The number of participants investing in each custom fund option and in Mutual Funds in total (a participant can invest in more than one fund option and in more than one mutual fund) at December 31, 1998 was:

       Investment Fund Option                          Participants
       ----------------------                          ------------

       American Stores Company Common Stock Fund         17,207
       Fixed Income Fund                                 24,200
       Regular Fund                                      35,483
       Short Maturity Fund                               15,730
       All Equity Fund                                   11,422
       Mutual Funds                                      34,420

Upon separation from service, participants can elect to withdraw balances either in a lump sum or in installments, or the balances can be left in the Plan. Individuals who transferred amounts to the Plan which are attributable to the former American Stores Company Retirement Plan may receive their entire Plan account balance as a deferred annuity. Active employees may withdraw after-tax personal deposits at any time, but may only withdraw tax deferred personal deposits upon the occurrence of an extreme financial hardship. Participants may also obtain loans from the Plan within certain limits.

NOTE C - Investments

All of the Plan's assets are held by Fidelity Management Trust Company, the Trustee of the Plan, which executes all transactions therein under the direction of the Benefit Plans Committee. The majority of the Plan's assets are held in a Master Trust (84% as of December 31, 1998). The remaining assets are invested in Mutual Funds.

The assets held in the Master Trust are commingled with assets of another benefit plan. The Company's benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans.
Accordingly, each plan's investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to the plans based upon the investment percentage on the day the income is earned.

                       American Stores Retirement Estates

NOTE C - Investments (continued)

ASRE's investment percentages of each fund in the Master Trust at December 31, are:

                                      1998               1997
                                ------------------ -----------------

American Stores Company
  Common Stock Fund                    20%               11%
Fixed Income Fund                       8%                8%
Regular Fund                           59%               67%
Short Maturity Fund                     4%                4%
All Equity Fund                         6%                7%
Participant Loans                       3%                3%

The total assets, liabilities and results of operations of the Master Trust are as follows:

                                                   December 31,
                                             1998              1997
                                        ---------------- ------------------
                                                  (In Thousands)

      Assets                               $3,890,078          $3,638,128

      Liabilities                              14,377               7,435
                                        ---------------- ------------------

      Net Assets in Master Trust           $3,875,701          $3,630,693
                                        ================ ==================

      Change in Net Assets                 $  245,008          $  123,115
                                        ================ ==================


The cost of investments for ASRE at December 31, 1998 and 1997 are as follows:

                                          Number of Shares            Cost of Investments
                                          1998         1997           1998            1997
                                       ------------- ------------ --------------- ---------------
                                           (In Thousands)                (In Thousands)
      American Stores Company
       Common Stock Fund                 20,511       18,525       $   411,379     $   288,467
      Fixed Income Fund                                                249,038         235,525
      Regular Fund                                                   1,461,909       1,689,183
      Short Maturity Fund                                              132,117         123,586
      All Equity Fund                                                  147,891         186,897
      Mutual Funds                                                     692,434         379,346
                                                                  --------------- ---------------
                                                                    $3,094,768      $2,903,004
                                                                  =============== ===============

                       American Stores Retirement Estates

NOTE C - Investments  (concluded)

The net unrealized appreciation for ASRE in the aggregate from cost to fair value of investments are as follows:

                                                           (In Thousands)

Net unrealized appreciation at December 31, 1996            $    758,459
Net 1997 unrealized appreciation                                 226,104
                                                       ------------------------
Net unrealized appreciation at December 31, 1997                 984,563
Net 1998 unrealized appreciation                                 429,067
                                                       ========================
Net unrealized appreciation at December 31, 1998              $1,413,630
                                                       ========================


Unrealized appreciation for the year is the difference between the fair values at the beginning and the end of the year.

NOTE D - Financial Instruments

Certain Plan investment managers invest in derivative foreign exchange forward contracts for purposes of hedging or moderating the currency risks associated with holding investments denominated in foreign currencies. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon price, on an agreed-upon settlement date. Contracts are generally taken for periods ranging from 30 to 90 days, then renewed, generally, if the Plan continues to hold the underlying foreign investment. Each investment manager's usage of such derivative financial instruments is limited by the Plan's contractual investment guidelines which prohibit the speculative or leveraged use of derivatives.

                       American Stores Retirement Estates

NOTE D - Financial Instruments (continued)

Foreign exchange forward contracts are stated at fair value, under the heading of `Value of Investments in the Master Trust' in the Statements of Net Assets Available for Benefits, which represents the amounts that the Plan would be required to pay, at December 31, 1998, to cancel the contracts or transfer them to other parties.

The notional or contract amounts of foreign exchange forward contracts are not recorded as assets or liabilities on the Statements of Net Assets Available for Benefits and do not represent the potential gain or loss associated with such transactions.

At December 31, 1998, the Plan had the following open foreign exchange forward contracts:

Forward Contracts to Sell Foreign Currencies and Buy U.S. Dollars


                               Notional Amount               Fair Value
                         ---------------------------- --------------------------
                                             (In Thousands)

  Fixed Income Fund                 $17,238                      $  47
  Regular Fund                       48,972                       (218)
  All Equity Fund                       531                        (52)
                         ============================ ==========================
                                    $66,741                      $(223)
                         ============================ ==========================

Forward Contracts to Buy Foreign Currencies and Sell U.S. Dollars

                                Notional Amount                Fair Value
                         ----------------------------- -------------------------
                                              (In Thousands)

  Fixed Income Fund                 $18,924                     $  (69)
  Regular Fund                       50,981                       (190)
  All Equity Fund                       160                         (1)
                         ============================== ========================
                                    $70,065                      $(260)
                         ============================== ========================

Credit risk represents the Plan's potential loss on foreign exchange forward contracts if all counterparties to such contracts fail to perform according to the terms of the contract. Credit risk is calculated using year-end currency exchange rates. Historically, there have not been any losses associated with counterparty non-performance on foreign exchange forward contracts. Exposure to loss on these contracts will increase or decrease over the lives of the contracts as currency exchange rates fluctuate.

                       American Stores Retirement Estates

NOTE D - Financial Instruments (concluded)

At December 31, 1998, credit risk related to these contracts was as follows:

                                                  (In Thousands)

                Fixed Income Fund                      $   289
                Regular Fund                             1,904
                                                =====================
                                                        $2,193
                                                =====================

NOTE E - Allocation of Plan Assets to Investment Fund Options

                                                    Receivable
                                                       from               Interest and            Net Assets
  Investment Fund Option                          American Stores           Dividends          Available for Plan
                              Investments            Company*              Receivable               Benefits
-------------------------- ------------------- ---------------------- ---------------------- ---------------------
                                                             (In Thousands)

As of December 31, 1998:
ASC Common
    Stock Fund                 $  765,230               $                     $1,843               $  767,073
Fixed Income Fund                 320,457                                                             320,457
Regular Fund                    2,286,487                                                           2,286,487
Short Maturity Fund               149,524                                                             149,524
All Equity Fund                   216,970                                                             216,970
Mutual Funds                      767,887                     -                    -                  767,887
Company Contribution                                     88,000                                        88,000
Loans to Participants             135,450                                          -                  135,450
                           ------------------- ---------------------- --------------------- ----------------------

Total                          $4,642,005               $88,000               $1,843               $4,731,848
                           =================== ====================== ===================== ======================

As of December 31, 1997:
ASC Common
     Stock Fund                $  382,495               $10,522               $1,716               $  394,733
Fixed Income Fund                 295,262                 7,544                                       302,806
Regular Fund                    2,427,841                37,347                                     2,465,188
Short Maturity Fund               137,373                 8,294                                       145,667
All Equity Fund                   257,609                10,270                                       267,879
Mutual Funds                      385,271                12,023                    -                  397,294
Loans to Participants             128,601                     -                    -                  128,601
                           ------------------- ---------------------- --------------------- ----------------------

Total                          $4,014,452               $86,000               $1,716               $4,102,168
                           =================== ====================== ===================== ======================
*  Balances reclassified to reflect actual allocations for 1997.

                                      F-13

                       American Stores Retirement Estates

                    Notes to Financial Statements (continued)


NOTE F  -  Allocation  of Plan  Income and Changes  in Plan Assets to Investment
           Fund Options

                                           Income from
                   Participant   Company   Investment in    Transfers    Withdrawals       Exchange of         Admini-   Net
Year Ended         Contri-       Contri-   Master Trust     (to)from     less For-     Participant Holdings    strative  Additions
December 31, 1998  butions       butions*  & Mutual Funds   Other Plans  feitures     Additions   Deductions   Fees     (Deductions)

                   -----------------------------------------------------------------------------------------------------------------
                               (In Thousands)
ASC Common Stock
   Fund                $11,389   $     -   $315,118         $   (26)     $ (22,802)   $  290,803  $  (218,280)  $  (885)  $ 375,317
Fixed Income Fund        8,005         -     24,625               -        (32,693)      144,996     (125,310)     (594)     19,029
Regular Fund            38,970         -    267,059              (4)      (157,620)      203,904     (522,095)   (3,026)   (172,812)
Short Maturity Fund      3,578         -      8,370               -        (19,356)      373,832     (361,971)     (237)      4,216
All Equity Fund         10,907         -     24,919               -        (14,877)       64,104     (135,300)     (437)    (50,684)
Mutual Funds            18,610         -    113,056              23        (43,986)    2,479,362   (2,194,045)     (348)    372,672
Company
   Contribution              -    88,000          -               -              -             -             -        -      88,000
Loan Defaults                -         -          -               -         (6,058)            -             -        -      (6,058)
------------------------------------------------------------------------------------------------------------------------------------
Total                  $91,459   $88,000   $753,147         $    (7)     $(297,392)   $3,557,001  $(3,557,001)  $(5,527)  $ 629,680
====================================================================================================================================

Year Ended
December 31, 1997

ASC Common Stock
   Fund                $11,888   $10,522   $  6,729         $   (71)     $ (15,496)   $  850,722  $  (779,515)  $  (673)  $  84,106
Fixed Income Fund        8,897     7,544     22,747            (603)       (26,012)       74,206     (103,299)     (441)    (16,961)
Regular Fund            44,049    37,347    337,501            (418)      (142,926)      296,637     (507,074)   (2,585)     62,531
Short Maturity Fund      3,023     8,294      8,639             (32)       (16,187)      530,774     (540,392)     (152)     (6,033)
All Equity Fund         13,239    10,270     38,071            (269)       (13,763)      181,404     (227,952)     (399)        601
Mutual Funds             9,258    12,023     37,652             (27)       (11,038)    1,184,665     (960,176)        -     272,357
Loan Defaults                -         -          -               -         (4,852)            -            -         -      (4,852)
-------------------=================================================================================================================
Total                  $90,354   $86,000   $451,339         $(1,420)     $(230,274)   $3,118,408  $(3,118,408)  $(4,250)  $ 391,749
====================================================================================================================================

*  Balances reclassified to reflect actual allocations for 1997.

                       American Stores Retirement Estates

                    Notes to Financial Statements (concluded)

NOTE G - Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 9, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE H - Transactions with Parties-in-Interest

During 1998 and 1997, the ASC Stock Fund received $6,611,903 and $5,380,059, respectively, in common stock dividends from American Stores Company.

NOTE I - Merger of American Stores Company with Albertson's Inc.

On June 23, 1999, the Company finalized a merger agreement with Albertson's Inc. The Company became a wholly-owned subsidiary of Albertson's and each share of American Stores Company common stock held in the American Stores Company Common Stock Fund was converted into 0.63 shares of Albertson's Common Stock in accordance with the merger agreement. Contributions previously directed to the ASC Common Stock Fund will be invested in Albertson's Common Stock.

NOTE J - Year 2000 (unaudited)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company believes that it has substantially completed this phase of the project. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they developed plans to address year 2000 as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by late 1999. If modification of data processing systems of either the Plan, the Company, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Contingency plans are expected to involve manual work arounds.

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25613) pertaining to the American Stores Retirement Estates of our report dated June 23, 1999, with respect to the financial statements and schedule of the American Stores Retirement Estates included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                                         /s/ ERNST & YOUNG LLP

Salt Lake City, Utah
June 23, 1999












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